UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170165

DIVISION OF
CORPORATION FINANCE

February 21, 2017

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Mattel, Inc.

Dear Ms. Ising:

This is in regard to your letter dated February 20, 2017 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in Mattel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Mattel therefore withdraws its January 17, 2017 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Courtney Haseley
Attorney-Adviser

cc: Patrick Doherty
State of New York
Office of the State Comptroller
pdoherty@osc.state.ny.us

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth Ising
Direct: 202.955.8287
Fax: 202.530.9631
EIsing@gibsondunn.com

February 20, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mattel, Inc.*
Stockholder Proposal of the New York State Common Retirement Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 17, 2017, we requested that the staff of the Division of Corporation Finance concur that our client, Mattel, Inc. (the "Company"), could exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statement in support thereof submitted by the New York State Common Retirement Fund (the "Proponent").

Enclosed as Exhibit A is a letter from the Proponent verifying that the Proponent has withdrawn the Proposal. In reliance on this communication, we hereby withdraw the January 17, 2017 no-action request.

Please do not hesitate to call me at (202) 955-8287 or Tiffani Magri, the Company's Vice President, Assistant General Counsel & Assistant Secretary, at (310) 252-2992.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Tiffani Magri, Mattel, Inc.
Patrick Doherty, New York State Common Retirement Fund

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

February 14, 2017

Mr. Robert Normile
Executive Vice President, Chief Legal Officer,
and Corporate Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Dear Mr. Normile:

On the basis of the information you have provided to our Office, I hereby withdraw the stockholder resolution filed with Mattel, Inc. , by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

Client: 58025-00153

January 17, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mattel, Inc.*
Stockholder Proposal of the New York State Common Retirement Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Mattel, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Stockholders (collectively, the "2017 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the New York State Common Retirement Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Therefore, be it resolved,** that shareholders request that management prepare a report to shareholders that outlines the steps that the company is taking, or can take, to monitor the use of subcontractors by the company's overseas apparel suppliers. This report, which should be prepared at reasonable cost and omit proprietary information, should include:
> - Company policy on sub-contractors in its overseas apparel procurement.
> - The extent to which company codes of conduct are applied to apparel suppliers and sub-contractors.
> - Process and procedures for monitoring compliance with corporate codes of conduct by apparel suppliers and sub-contractors, and
> - Process and procedures that the company has in place for dealing with code non-compliance by apparel suppliers and sub-contractors.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and

- Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented By The Company's Public Disclosures.

A. Background

Rule 14a-8(i)(10) permits the exclusion of a stockholder proposal "[i]f the company has already substantially implemented the proposal." For the reasons set forth below, the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal by disclosing to stockholders on its website the information requested by the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982) (the "1982 Release"). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revised interpretation to the Rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The Commission later codified this revised interpretation. *See* Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

Thus, when a company can demonstrate that it has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 25, 2015); *McDonald's Corp.* (avail. Mar. 26, 2014); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the manner set forth by the proponent. *See* 1998 Release, at n.30 and accompanying text. *See, e.g.*, *Hewlett-Packard Co. (Steiner)* (avail. Dec. 11, 2007) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting). Differences between a company's actions and a stockholder proposal are permitted as long as the company's actions satisfactorily address the proposal's essential objectives. *See, e.g.*, *Exelon Corp.* (avail. Feb. 26, 2010) (concurring with the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Johnson & Johnson* (avail. Feb. 17, 2006) (concurring that a proposal requesting that the company confirm the legitimacy of all current and future U.S. employees was substantially implemented when the company had verified the legitimacy of 91% of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (concurring with the exclusion of a proposal seeking specific criteria for the company's outside directors after the company had adopted a version of the proposal that included modifications and clarifications).

B. Analysis

The Proposal requests that the Company prepare a report to stockholders outlining the "steps that the [C]ompany is taking, or can take, to monitor the use of subcontractors by the [C]ompany's overseas apparel suppliers." The Proposal presents the Company with the option of including in the requested report a discussion of "the steps that the [C]ompany *is taking, or can take*" (emphasis added). The Company has, as discussed below, been taking significant steps to monitor the use of subcontractors by its overseas apparel suppliers as part of its global citizenship program and has publicly disclosed information regarding those steps on its website. As such, the Company's existing disclosures already detail the steps it "is taking" in this regard.

The Company already publicly discloses to its stockholders and other stakeholders extensive information regarding Mattel's social responsibility efforts. The Company regularly reports on these and other global citizenship efforts through a website dedicated to that purpose.[1]

---

[1] *Available at* http://citizenship.mattel.com.

The collection of information contained in the "Mindfully Made" section of that website is referred to herein as the Company's "Citizenship Website."[2] Incorporated into the Citizenship Website through a hyperlink are the Company's Responsible Supply Chain Standards ("RSCS"), its supply chain code of conduct, which apply to "suppliers and subcontractors throughout [the Company's] supply chain, including those involved in the manufacture of . . . apparel."[3]

The Citizenship Website addresses a wide range of topics, including the Company's efforts related to health and safety compliance and labor practices, environmental stewardship, product safety and diversity and inclusion. In addition, the Citizenship Website addresses "steps that the [C]ompany is taking . . . to monitor the use of subcontractors by the [C]ompany's . . . suppliers," including its overseas apparel suppliers. For example, the Citizenship Website includes sections addressing "Responsible Supply Chain Standards," "Pre-Screening & Supplier On-Boarding," "Capability Building and Training," "Audits," and "Performance Review and Corrective Actions." These disclosures address each of the items the Proposal requests. More specifically, the following are excerpts from the Citizenship Website that provide information about the Company's oversight of its overseas apparel suppliers and subcontractors as each is applicable to Mattel's overseas apparel suppliers and subcontractors. The excerpts are organized based on the element of the Proposal to which they correspond.

---

[2] *Available at* http://citizenship.mattel.com/mindfully-made/. Excerpts from the Citizenship Website that are relevant to the Proposal are attached hereto as Exhibit B.

[3] *Available at* http://citizenship.mattel.com/static/pdf/responsible-supply-chain-standards.pdf and attached hereto as Exhibit C.

1. *The Citizenship Website already addresses "Company policy on sub-contractors in its overseas apparel procurement."*

   - "Our master services agreement requires suppliers to comply with the RSCS, and ensure its subcontractors comply with the RSCS as well."
   - "[I]n order to maintain an adequate line of sight into our supply chain, Mattel requires suppliers to disclose all subcontractors."
   - "Subcontractors of our suppliers are not permitted to further outsource any activity."

2. *The Citizenship Website already addresses "[t]he extent to which [C]ompany codes of conduct are applied to apparel suppliers and sub-contractors."*

   - "The RSCS is a comprehensive set of standards and oversight processes that communicate our expectations for responsible factory working conditions, environmental protection and appropriate oversight to ensure progress is made on these fronts, including ensuring that non-compliances are identified and corrective actions taken."
   - "The RSCS apply to suppliers and subcontractors throughout our supply chain, including those involved in the manufacture of toys, *apparel*, packaging and other goods" (emphasis added).
   - "The RSCS apply to our suppliers and subcontractors."
   - "The [RSCS] establish ethical and environmental requirements that we expect to be met by *all* supplier and subcontractor facilities manufacturing our products worldwide" (emphasis added).
   - "Our master services agreement requires suppliers to comply with the RSCS, and ensure its subcontractors comply with the RSCS as well."
   - The RSCS state: "Supplier shall commit to upholding the human rights of workers, to treat them with dignity and respect and to maintain humane working conditions within their supply chain. Special consideration shall be given to the rights of those most vulnerable to abusive labor practices, such as women, home workers, agency workers, contract, temporary and migrant workers." The RSCS

go on to describe specific standards with which suppliers must comply regarding forced labor, child labor, juvenile and student workers, wages and benefits, working hours, anti-harassment and abuse, anti-discrimination and freedom of association.

- The RSCS state: "Supplier shall provide a safe and healthy workplace setting and take necessary steps to prevent accidents and injury arising out of or linked with Supplier operations and worker housing. Supplier shall detect, avoid and respond to potential risks to the safety and health of all workers." The RSCS go on to describe specific standards with which suppliers must comply relating to worker health and safety.

3. *The Citizenship Website already addresses the Company's "[p]rocess and procedures for monitoring compliance with corporate codes of conduct by apparel suppliers and sub-contractors."*

- "Mattel requires suppliers to closely monitor subcontractors' compliance with the RSCS and the manufacturing tasks they perform."

- "Suppliers are also contractually obligated to provide sufficient oversight of outsourced activities in order to ensure that subcontractors comply with the RSCS."

- "Our master services agreement grants Mattel the right to inspect and audit the facilities, books and records of our suppliers, as well as their subcontractors."

- "To monitor compliance with the RSCS, Mattel conducts unannounced audits of its suppliers and of its suppliers' subcontractors."

- "Mattel also requires suppliers to establish and maintain management systems that are related in scope to the content of our RSCS, which are designed to ensure compliance with applicable laws, regulations and Mattel's business partner requirements. When designed properly, these systems should identify and mitigate all related operational risks and facilitate corrective actions, establish preventative measures and ensure continuous improvement."

- The RSCS state: "Supplier shall identify company representatives responsible for ensuring implementation of the [RSCS]-related management systems and associated programs."

- The RSCS state: "Supplier shall have written objectives, targets and implementation plans designed to improve its labor, health, safety and environmental performance. Supplier shall demonstrate that periodic assessments of Supplier's performance are conducted in order to achieve [RSCS] objectives."

- The RSCS state: "Supplier shall demonstrate a process for communicating clear and accurate information about Supplier and its performance, practices and expectations to management, workers and customers."

- The RSCS state: "Supplier shall conduct periodic self-evaluations to ensure conformity with legal and regulatory requirements, [RSCS] requirements and customer contractual requirements related to labor, health, safety and environmental responsibility."

- The RSCS state: "Supplier is responsible for the creation and maintenance of records required for regulatory compliance and conformity to [RSCS] objectives."

- The RSCS state: "Supplier shall possess ongoing process to assess management's and worker's understanding of the conditions covered by [these RSCS]. Supplier shall obtain feedback from management and workers on such conditions in order to foster continuous improvement."

- The RSCS state: "Supplier shall accurately record information and provide visibility into its operations, policies, processes and [RSCS]-relevant records to Mattel or its designated third party. Supplier is required to disclose conditions that may be in conflict with any applicable laws or regulations and these [RSCS], without falsification or misrepresentation, to all appropriate parties."

- The RSCS state: "Where permitted by law, Supplier shall provide an anonymous complaint mechanism for managers and workers to report workplace grievances. Supplier shall protect whistleblower confidentiality and prohibit retaliation."

4. *The Citizenship Website already addresses the "[p]rocess and procedures that the [C]ompany has in place for dealing with code non-compliance by apparel suppliers and sub-contractors."*

- "[O]ur master services agreement states that any material violation of the RSCS by a supplier or its subcontractor will be deemed a material breach of the agreement by the supplier."

- "Mattel's expectation is that any issues are remedied through the implementation of corrective action plans by the supplier, including any issues with its subcontractors."

- "The supplier must commit to a corrective action plan, which is tracked by Mattel to ensure that corrective actions are completed by the supplier or its subcontractor, as applicable, within the prescribed time frame."

- "If satisfactory corrective actions are not implemented by the supplier or its subcontractor within the specified time frame, Mattel may stop or restrict the placement of new business with the non-compliant supplier, prohibit the supplier from continuing to use its non-compliant subcontractor, or, if all other efforts have failed, terminate its relationship with the non-compliant supplier."

- "Mattel views termination as a last resort because it prefers to first work with its suppliers to identify and remedy the root cause of non-compliance to improve the workplace environment."

- The RSCS state: "Supplier shall demonstrate a process for timely correction of deficiencies identified by internal or external assessments, inspections or investigations."

All of these disclosures substantially implement the Proposal's request for a report on "steps that the [C]ompany is taking . . . to monitor the use of subcontractors by . . . overseas apparel suppliers." Other statements on the Citizenship Website that address these "steps" include:

- "While in the past we have relied mainly on audits, as part of our new Responsible Supply Chain efforts, we are also focusing on developing stronger partnerships with our suppliers of finished goods to build capability and secure their commitment to enhance health and safety performance."

- "Mattel is committed to implementing the RSCS throughout its supply chain system, as well as regularly assessing and publicly disclosing its progress. We regularly report on our global citizenship efforts through our dedicated citizenship website. This process is headed up by our citizenship team."

The Staff has consistently concurred with the exclusion of stockholder proposals that, like the Proposal, request a report containing information that the company has already publicly disclosed on its website. For example, in *The Dow Chemical Company* (avail. Mar. 18, 2014, *recon. denied* Mar. 25, 2014), the Staff concurred with the exclusion of a proposal requesting that the company prepare a report "assessing the short and long term financial, reputational and operational impacts" of an environmental incident in Bhopal, India. The company argued that a document included on its website providing "Q and A" with respect to the Bhopal incident substantially implemented the proposal. In making its determination, the Staff noted that "it appears that [the company's] public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal." Moreover, in *General Electric Co.* (avail. Jan. 18, 2011, *recon. granted* Feb. 24, 2011), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company had posted a report regarding public policy issues on its website, noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *See also The Coca-Cola Co.* (avail. Jan. 25, 2012, *recon. denied* Feb. 29, 2012) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal that requested that the board prepare a report "updating investors on how the company is responding to the public policy challenges associated with [Bisphenol A]" where the Staff noted that the company's "public disclosures compare favorably with the guidelines of the proposal and that [the company] has, therefore, substantially implemented the proposal"); *Pfizer Inc.* (avail. Jan. 11, 2013, *recon. denied* Mar. 1, 2013) (concurring with the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board issue a report detailing measures implemented to reduce the use of animals and specific plans to promote alternatives to animal use, where the company cited its compliance with the Animal Welfare Act and published a two-page "Guidelines and Policy on Laboratory Animal Care" on its website).

As in the foregoing precedents, the Company already has disclosed on its website information regarding each element of the Proposal. Thus, as in *The Dow Chemical Company*, the Company's "public disclosures compare favorably with the guidelines of the" Proposal. Accordingly, the Company has substantially implemented the Proposal, and the Proposal may be excluded from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" "refers to matters that are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." 1998 Release. In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and it identified two central considerations that underlie this policy. As relevant here, one of these considerations was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

A stockholder proposal being framed in the form of a request for a report does not change the nature of the proposal. The Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *See* 1983 Release; *see also Johnson Controls, Inc.* (avail. Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7)").

As discussed below, the Proposal is excludable under Rule 14a-8(i)(7) because it relates to decisions concerning the Company's supplier relationships and does not focus on a significant policy issue.

A. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Relates To The Company's Decisions Relating To Supplier Relationships.

The Proposal requests a report that "outlines the steps that the company is taking, or can take, to monitor the use of subcontractors by the company's overseas apparel suppliers." We believe the Proposal is excludable under Rule 14a-8(i)(7) because the broad scope of the Proposal's request for a report on "monitor[ing] the use of subcontractors by the company's overseas apparel suppliers" implicates the Company's ordinary business operations as it relates to the Company's relationships with its suppliers.

In the 1998 Release, the Commission included supplier relationships as an example of an ordinary business matter excludable under Rule 14a-8(i)(7), stating:

> Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the *retention of suppliers* (emphasis added).

In numerous instances, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(7) because they concerned decisions relating to supplier or vendor relationships. For example, in *Kraft Foods Inc.* (avail. Feb. 23, 2012), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) that sought a report detailing the ways the company "is assessing water risk to its agricultural supply chain and action it intends to take to mitigate the impact on long-term shareholder value," noting that the "proposal relates to decisions relating to supplier relationships. Proposals concerning decisions relating to supplier relationships are generally excludable under rule 14a-8(i)(7)." *See also Corrections Corporation of America* (avail. Feb. 28, 2014, *recon. denied* Mar. 25, 2014) (concurring with the exclusion of a proposal requesting the board adopt and implement provisions "relate[d] to inmate telephone service contracts at correctional and detention facilities operated by the business" on grounds that it "relates to decisions relating to supplier relationships"); *The GEO Group, Inc.* (avail. Feb. 24, 2014, *recon. denied* Mar. 25, 2014) (same); *PetSmart, Inc.* (avail. Mar. 24, 2011) (concurring with the exclusion of a proposal regarding the compliance of the company's suppliers with certain animal rights statutes as relating to the company's ordinary business operations); *Duke Energy Corp.* (avail. Jan. 24, 2011) (concurring with the exclusion of a proposal requesting that the company "strive to purchase a very high percentage" of "Made in USA" goods and services on the grounds that it related to "decisions relating to supplier relationships"); *The Southern Co.(Doremus)* (avail. Jan. 19, 2011) (same); *Spectra Energy Corp.* (avail. Oct. 7, 2010, *recon. denied* Oct. 25, 2010) (same); *Alaska Air Group, Inc.* (avail. Mar. 8, 2010) (concurring with the exclusion of a proposal requesting a report on contract repair facilities as relating to "decisions relating to vendor relationships"); *Continental Airlines, Inc.* (avail. Mar. 25, 2009) (concurring with the exclusion of a proposal requesting a policy on contract repair stations as relating to "decisions relating to vendor relationships"); *Southwest Airlines Co.* (avail. Mar. 19, 2009) (same); *Dean Foods Co.* (avail. Mar. 9, 2007, *recon. denied* Mar. 22, 2007) (concurring with the exclusion of a proposal requesting a report on, among other things, consumer and media criticism of the company's production and sourcing practices as relating to "customer relations and decisions relating to supplier relationships"); *PepsiCo, Inc.* (avail. Feb. 11, 2004) (concurring with the exclusion of a proposal concerning the company's relationships with different bottlers as relating to "decisions relating to vendor relationships").

As with the proposal at issue in *Kraft Foods* and the other precedents cited above, the Proposal directly relates to the Company's ordinary business operations of managing its relationships with suppliers, which is a core function of the Company's management. The Company develops and maintains relationships with numerous suppliers all over the world. Determining how best to manage these relationships, and deciding which factors to consider in maintaining these relationships, is one of management's most fundamental responsibilities. A significant aspect of managing supplier relationships is monitoring suppliers and their subcontractors, which is not something that can, "as a practical matter, be subject to direct shareholder oversight." The Company's decisions related to the monitoring of its suppliers involve numerous factors, including price, technology, capacity, support, reliability and safety. As a result of the number, variety and complexity of issues related to managing the Company's relationships with its suppliers, this monitoring requires the expertise of the Company's management. Because the Proposal directly relates to how the Company monitors and deals with its apparel suppliers and subcontractors, the Proposal squarely implicates decisions relating to the Company's supplier relationships. Consequently, as in the precedents cited above, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations, specifically, decisions relating to the Company's supplier relationships.

B. The Proposal Does Not Focus On A Significant Policy Issue.

In the 1998 Release, the Commission stated that proposals relating to ordinary business matters but focusing on sufficiently significant policy issues generally would not be excludable because the proposals would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Here, however, the Proposal does not focus on a significant policy issue. Despite the references to human rights in the recitals, the scope of the requested report, including the specific information to be reported on, makes clear that the Proposal does not focus on human rights.

For example, the proposal in *Mattel, Inc.* (avail. Feb. 10, 2012) requested that the Company require its suppliers to publish a report detailing their compliance with the International Council of Toy Industries Code of Business Practices (the "ICTI Code"). The Company argued that although the proposal could be viewed as touching upon a significant policy issue, "the ICTI Code [also] contain[ed] provisions on a number of topics . . . which address day-to-day workplace conditions rather than significant policy issues." The Staff concurred with the proposal's exclusion under Rule 14-8(i)(7), noting that the proposal's request for a report about the Company's compliance with the ICTI Code encompassed "several topics that relate to . . . ordinary business operations and are not significant policy issues." *See also Hewlett-Packard Co.* (avail. Jan. 23, 2015) (concurring with the exclusion of a proposal requesting that the board provide a report on the company's sales of products and services to the military, police, and intelligence agencies of foreign countries, with the Staff noting that the proposal related to ordinary business and "does not focus on a significant policy issue"); *PetSmart, Inc.* (avail. Mar. 24, 2011) (concurring with the exclusion of a proposal that requested that the board require its suppliers to certify they had not violated "the Animal Welfare Act, the Lacey Act, or any state law equivalents," noting that "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'"); *JPMorgan Chase & Co.* (avail. Mar. 12, 2010) (concurring with the exclusion of a proposal that requested the adoption of a policy barring future financing of companies engaged in a particular practice that impacted the environment because the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JP Morgan Chase's decisions to extend credit or provide other financial services to particular types of customers"); *Bank of America Corp. (Trillium Asset Management)* (avail. Feb. 24, 2010) (same); *Union Pacific Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal requesting information on the company's efforts to safeguard the security of its operations arising from terrorist attacks or "other homeland security incidents" because the provision addressing "homeland security incidents" encompassed ordinary business matters such as weather-related events); *General Electric Co.* (avail. Feb. 3, 2005) (concurring with the exclusion of a proposal relating to the relocation of U.S.-based jobs to foreign countries, which the Staff had indicated was a significant policy issue, because the proposal also touched upon job losses within the entire company, whether or not related to the overseas relocation of jobs, and thus dealt with an ordinary business matter, "i.e., management of the workforce"); *Capital One Financial Corp.* (avail. Feb. 3, 2005) (same); *Medallion Financial Corp.* (avail. May 11, 2004) (concurring with the exclusion of a proposal that the company engage an investment bank to evaluate alternatives to enhance stockholder value because "the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting that the company report on its actions to ensure that it did not make purchases from suppliers using "forced labor, convict labor, or child labor, or who fail to comply with laws protecting" various human rights, because, "although the proposal appears to address matters outside the scope of ordinary business, paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

By requesting a report on the steps the Company is taking "to monitor the use of subcontractors by the company's overseas apparel suppliers," the Proposal extends far beyond the references to human rights in the whereas clauses because it has such a broad scope that it includes ordinary business matters. First, it should be noted that the Proposal does not even mention human rights in its resolved clause. Second, the only external references with respect to how the Proposal defines "monitoring" are references to "Company policy on sub-contractors in its overseas apparel procurement" and to the Company's "code of conduct." Both of these external references address ordinary business matters that are unrelated to a significant policy issue. For example, the Company's supply chain code of conduct, the RSCS, addresses ordinary business matters involving apparel suppliers and subcontractors, such as embezzlement prevention, intellectual property protection, worker training, and community engagement, all of which do not touch on a significant policy issue. Additionally, the requested report is even broader in scope than the matters addressed in the four bullet points listed in the resolved clause because the Proposal states that the report "should include" these items, but does not limit the report to these listed items.

As noted above, the Proposal does not focus on a significant policy issue because the requested report is overbroad and not focused on monitoring human rights issues related to the Company's use of subcontractors at overseas apparel suppliers. Thus, since the Proposal concerns matters relating to the Company's ordinary business operations, we believe that the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, or Tiffani Magri, the Company's Vice President, Assistant General Counsel & Assistant Secretary, at (310) 252-2992.

Sincerely,

Elizabeth Ising

Elizabeth A. Ising

Enclosures

cc: Tiffani Magri, Mattel, Inc.
Patrick Doherty, New York State Common Retirement Fund

102239531.5

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

December 1, 2016

Mr. Robert Normile
Vice President, Chief Legal Officer
and Corporate Secretary
Mattel, Inc.
Mail Stop M1 -1516
333 Continental Blvd.
El Segundo, CA 90245-5012

Dear Mr. Normile:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform you of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Mattel, Inc. shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should Mattel decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

SUPPLIER LABOR STANDARDS

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions, and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value, and

Whereas, Recent reports on factory worker safety issues in Bangladesh and elsewhere have revealed the extent to which subcontracting in substandard facilities is the norm in apparel production in many countries, and

Whereas, according to a recent study by the Center for Business and Human Rights at the Stern School of Business as many as half of the garment workers in Bangladesh are working in subcontracting factories that are producing for export,

Therefore, be it resolved, that shareholders request that management prepare a report to shareholders that outlines the steps that the company is taking, or can take, to monitor the use of subcontractors by the company's overseas apparel suppliers. This report, which should be prepared at reasonable cost and omit proprietary information, should include:

- Company policy on sub-contractors in its overseas apparel procurement.
- The extent to which company codes of conduct are applied to apparel suppliers and sub-contractors.
- Process and procedures for monitoring compliance with corporate codes of conduct by apparel suppliers and sub-contractors, and
- Process and procedures that the company has in place for dealing with code non-compliance by apparel suppliers and sub-contractors.

J.P.Morgan

Richard J. Costantino
Vice President
CIB Client Service Americas

December 1, 2016

Mr. Robert Normile
Executive Vice President, Chief Legal Officer and Corporate Secretary
Mail Stop M1-1516
Mattel, Inc
333 Continental Boulevard
El Segundo, CA 90245-5012

Dear Mr. Normile,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of Mattel, Inc. continuously for at least one year as of and including December 1, 2016.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 775,600 shares of common stock as of December 1, 2016 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Richard J. Costantino

cc: Patrick Doherty – NYSCRF
Eric Shostal – NYSCRF
Tana Harris – NYSCRF

EXHIBIT B

Citizenship

Mindfully Made


In 2014, about
55%
of our products
were made in factories
owned or
operated by
MATTEL

Mattel products are manufactured and packaged across the globe, in countries including Canada, China, Indonesia, Malaysia, Mexico, Thailand and the United States. In 2015, about 55% of our products were made in the 14 factories we own or operate. The remainder of our products was made by our network of approximately 50 suppliers.

Mattel believes how we achieve success is just as important as the success itself. We strive to manufacture our toys responsibly, adhering to strong standards and oversight processes, known as our Responsible Supply Chain Standards, which reflect our commitment to safe working conditions for our employees, ethical labor practices and environmental stewardship.

The safety of our employees who make our products is particularly important to us. Manufacturing facilities pose risks from equipment, processes, and unsafe behaviors. Since 2013, we have strengthened our focus on employee health, safety and well-being. Our renewed emphasis on safety has refocused our culture from the worker on our factory floor, who must wear their personal protective equipment, to the leadership of our global development and product supply organization, who get personally involved in the investigative process if an incident occurs.



Responsible Supply Chain Standards

As one of the first brands to create and implement a formal code of conduct, Mattel believes that providing a safe and ethical working environment in the factories that make our products is an investment in our workforce, productivity and sustainability, and something we will not compromise. Since 1997, Mattel has had standards that guide our efforts to manufacture responsibly. These standards, originally known as the Global Manufacturing Principles (GMP), establish ethical and environmental requirements that all our manufacturing facilities must achieve. In 2015, we strengthened our GMP and renamed it the **Responsible Supply Chain Standards (RSCS)**. These new and improved standards are our guide to doing what's right.



The RSCS is a comprehensive set of standards and oversight processes that communicate our expectations for responsible factory working conditions, environmental protection and appropriate oversight to ensure progress is made on these fronts, including ensuring that non-compliances are identified and corrective actions taken. These standards include important issues from stakeholders and reflect the most recent industry practices and changes to regulatory statutes. The RSCS are also more robust than the GMP, including improved worker safety and training standards and clear expectations for Mattel suppliers to ensure that they also provide proper protection to employees. The RSCS apply to suppliers and subcontractors throughout our supply chain, including those involved in the manufacture of toys, apparel, packaging and other goods. Mattel is committed to safety excellence and continues to take steps toward attaining the highest workplace safety standards in any industry. While in the past we have relied mainly on audits, as part of our new Responsible Supply Chain efforts, we are also focusing on developing stronger partnerships with our suppliers of finished goods to build capability and secure their commitment to enhance health and safety performance.

While the GMP has been transformed and renamed the RSCS, Mattel's commitment to fair labor practices, safety, health, and environmental stewardship has remained a constant. We will continue to ensure that the people who make our products are treated fairly and with respect, including creating an environment that embraces the cultural, ethnic and philosophical differences that make us unique.



2016 Labor Spotlight: The Voice of the Worker

Improving working conditions has been a long-standing priority for Mattel. In 2015 we launched a collaboration with the Walt Disney Company and the social enterprise Good World Solutions to further understand our operations through the eyes of the workers on the floor. Using a tool called Labor Link developed by Good World Solutions, Mattel gathered anonymous feedback from workers in our owned and operated manufacturing sites on job satisfaction and worker-management communications. Labor Link leverages mobile technology to enable two-way interaction with our workforce. Workers participate by calling a local number and answering questions via their telephone keypad or submitting input directly through messaging applications (such as WeChat).

Using the Labor Link survey platform, 8,683 workers across 4 Mattel owned and operated factories in China were polled. 53% of surveyed workers chose to participate in the anonymous survey, putting Mattel above the average Labor Link response rate of 30-40%.

> *"Working with Labor Link provides a new dimension of insight into job satisfaction amongst our workforce. Along with our existing audit and engagement practices, Labor Link helps us understand what is most important to our workers, and enables us to better engage with them."*

***Huey Wilson**, Senior Vice President of Mattel Human Resources*

As we examine the data provided by the Labor Link platform, we are encouraged by the high levels of participation, and it will provide the ability to implement programs that support our workforce, increase overall satisfaction, and improve retention rates across our facilities. Based on the result evaluations so far, Mattel has designed a Core Worker program to improve the worker experience by focusing on key success factors such as a positive work environment, growth opportunities, communications, and trust. We are on track to roll-out the core worker programs at our O&O plants beginning in 2017.

> *"Workers know best how to improve their workplace. Companies like Mattel are discovering that Labor Link's anonymous worker feedback drives measurable improvement on key worker well-being and business indicators. This kind of scalable worker engagement will be central to the workplace of the future."*

***Heather Franzese**, Executive Director and Co-founder of Good World Solutions*

We believe that making changes to how we engage our workforce and introducing new programs focused on supporting the worker will lead to less stress in the factory environment, improve worker retention rates and help to make working at Mattel more rewarding for each individual, and ultimately improve productivity. We are committed to sharing our progress as we continue this journey.

These standards specifically address topics such as payment of regular wages and overtime, working hours and living conditions. A core element of the standards is ensuring employees meet minimum legal age requirements and that they are seeking employment of their own free will. Mattel has a zero-tolerance policy for the employment of underage workers and forced labor of any kind, including the use of prison labor, indentured servitude/trafficking or for the restriction of free movement. We also have standards for environmental stewardship such as waste, water and energy management.

Mattel is committed to implementing the RSCS throughout its supply chain system, as well as regularly assessing and publicly disclosing its progress. We regularly report on our global citizenship efforts through our dedicated citizenship website. This process is headed up by our citizenship team. Mattel has shifted towards providing this information on our citizenship website as a cost effective way to enable greater transparency on a more timely basis and in a format that is both user and environmentally friendly.



Site Improvement Plans

In addition to adhering to strong supply chain standards, every Mattel manufacturing plant strives for continuous improvement. Our plants develop a Site Improvement Plan to better their citizenship performance... **MORE**



Health and Safety

Mattel’s pursuit of safety excellence, an integral component of the Responsible Supply Chain Standards, stresses the importance of practicing safety first, last and always. We believe that a strong safety culture... **MORE**



Ethical Sourcing

Promoting ethical sourcing throughout our supply chain is fundamental to how we do business. The Responsible Supply Chain Standards (RSCS) establish ethical and environmental requirements that we expect to be met by all supplier and subcontractor facilities manufacturing our products worldwide. We apply these four steps when working with our vendors who manufacture finished product.




Pre-Screening & Supplier On-Boarding
Pro-Active Engagement & Training
Audits
Performance Review & Corrective Actions

Pre-Screening & Supplier On-Boarding

Before we begin production with a supplier who is contracted to manufacture finished products, we certify them as a qualified supplier. We review their practices in areas such as product quality, worker treatment, health and safety and environmental stewardship to identify if they meet our requirements. In addition, Mattel's supplier pre-screening and on-boarding procedures include assessing compliance with Mattel's RSCS prohibiting non-consensual labor including forced labor, human trafficking and slavery. Mattel is developing key performance indicators around nonconsensual labor that foster accountability and action in our supply to maintain focus on this important issue.



Mattel assesses and evaluates the risks in our supply chain through various means, including (i) reviewing supplier profile information, (ii) conducting certain internal quality assessments and (iii) conducting external compliance assessments through, among other things, inspections and visits to our current and potential suppliers.

The RSCS apply to our suppliers and subcontractors. We communicate our expectations for ethical sourcing performance by including the RSCS requirements in supplier contracts, clearly establishing the supplier's obligation to implement them, beyond compliance with local laws, addressing safe and just working conditions in the country or countries where the vendor does business. Our master services agreement requires suppliers to comply with the RSCS, and ensure its subcontractors comply with the RSCS as well. In addition, in order to maintain an adequate line of sight into our supply chain, Mattel requires suppliers to disclose all subcontractors. Subcontractors of our suppliers are not permitted to further outsource any activity.





Capability Building and Training

We believe that providing ongoing training and support to our key product manufacturing suppliers is crucial to strengthening their performance over time. One of our top priorities with these suppliers is building safety awareness and skills, since we encourage the same approach to safety in our supplier factories as we do in our owned and operated facilities.


TOYS
MATTEL

In addition to regular factory visits to review current practices and identify opportunities to improve, we hold quarterly review meetings with suppliers to discuss current initiatives. To help our vendors be best in class, we have developed a self-assessment tool in 11 different Environmental, Health and Safety categories. This self-assessment facilitates dialogue to identify areas for improvement and encourages vendors to move to a higher level of performance in all areas, thus driving continuous improvement.

2015 Spotlight: Health and Safety

Everyone who makes our toys deserves a safe working environment so they can go home safe and sound. We hold our toy manufacturing suppliers to the same safety standards we apply in Mattel owned factories. As we embarked on our safety journey two years back, it became very apparent to me that our suppliers' leadership teams did not place a high enough priority on safety. To change this, we initiated two fundamental programs: the first, we established a Quarterly Safety Review with the suppliers' owners & their safety representatives and second, we developed a safety assessment to show our vendors where they are in their safety journey and what better looks like.

Mike Burrows, Vice President Contract Manufacturing



In addition to safety, employees responsible for oversight and implementation of ethical sourcing practices also receive training. Mattel Human Resource professionals and management with direct responsibility for supply chain management are also provided specific training to identify any signs of forced labor, including human trafficking and slavery.

Mattel also requires suppliers to establish and maintain management systems that are related in scope to the content of our RSCS, which are designed to ensure compliance with applicable laws, regulations and Mattel's business partner requirements. When designed properly, these systems should identify





and mitigate all related operational risks and facilitate corrective actions, establish preventative measures and ensure continuous improvement.

Audits

Audits provide an opportunity to evaluate performance against citizenship and ethical sourcing standards. Factories that produce toys for Mattel generally have at a minimum of two audits per year. Mattel's internal audit team conducts periodic unannounced audits of both our owned and operated factories and our toy manufacturing suppliers, to verify and document performance to our RSCS, including adherence to environmental, health and safety standards, prohibitions against forced and child labor, human trafficking, and local wage and hour laws. For factories with critical findings, our audit team will return within 6 months to evaluate whether the issues have been properly corrected.



Mattel requires suppliers to closely monitor subcontractors' compliance with the RSCS and the manufacturing tasks they perform. Suppliers are also contractually obligated to provide sufficient oversight of outsourced activities in order to ensure that subcontractors comply with the RSCS. Our master services agreement grants Mattel the right to inspect and audit the facilities, books and records of our suppliers, as well as their subcontractors. To monitor compliance with the RSCS, Mattel conducts unannounced audits of its suppliers and of its suppliers' subcontractors.



In addition to our internal audit, our factories in Asia participate in third-party audits. As an active participant of the global toy industry's initiative to continuously improve factory working conditions, commonly referred to as the **ICTI CARE Process (ICP)**, **Mattel's and our supplier's toy factories** that are registered with ICTI CARE are audited at least annually, for compliance to the ICP Code of Conduct. Audits are conducted by an independent professional audit company that has been approved and trained by the ICTI CARE Foundation. Factories that complete an audit and meet the requirements of the ICP are then issued the ICP Seal of Compliance. The ICP is based on a code of ethical operating practices comparable to Mattel's own RSCS. Designed to promote safe and just working conditions in toy factories, the ICP provides the industry with a unified approach to responsible manufacturing. ICTI CARE's primary focus has historically been in China and as part of Mattel's commitment to advance ethical sourcing, we have pledged that our toy manufacturing facilities based in China and South East Asia will participate in the ICP. Additionally, Mattel now subscribes to ICTI CARE's Committed Brands Plus Platform. This online database allows our customers direct access to the results of these annual audits and corrective action plans.


ICP Seal of Compliance
& Working Hours Class*
Mattel's Major Vendors
Mattel Owned or Operated Sites**
89% Certified Class A 100%
8% Certified Class B 0%
0% Certified Class C 0%
3% Probation 0%
0% Expired 0%
*Status as of August 2015. Letter classes refer to ICTI CARE's work hours policy. A class represents generally 66 hours per week or less.
**Mattel's American, Canadian, and Mexican manufacturing plants are excluded because ITCI CARE does not operate in North America.

Performance Review and Corrective Actions

Mattel's citizenship team engages with our manufacturing and product sourcing teams to raise awareness of our RSCS requirements and help develop tools to track performance of our own factories, as well as the progress of our toy manufacturing suppliers. As part of Mattel's ethical sourcing verification efforts, compliance status reports that summarize the results of our RSCS and ICP audits are considered when placing new orders.

Mattel maintains accountability standards and procedures for our factories and vendors that do not meet our RSCS or ICTI CARE standards, including the monthly tracking of corrective actions and restrictions on the placement of new business, until satisfactory corrective actions are implemented. A factory with a zero-tolerance finding must address the issue immediately and correct findings, according to an agreed timeline and corrective action plan. Additionally, our master services agreement states that any material violation of the RSCS by a supplier or its subcontractor will be deemed a material breach of the agreement by the supplier. Mattel's expectation is that any issues are remedied through the implementation of corrective action plans by the supplier, including any issues with its subcontractors. The supplier must commit to a corrective action plan, which is tracked by Mattel to ensure that corrective actions are completed by the supplier or its subcontractor, as applicable, within the prescribed time frame. If satisfactory corrective actions are not implemented by the supplier or its subcontractor within the specified time frame, Mattel may stop or restrict the placement of new business with the non-compliant supplier, prohibit the supplier from continuing to use its non-compliant subcontractor, or, if all other efforts have failed, terminate its relationship with the non-compliant supplier. Mattel views termination as a last resort because it prefers to first work with its suppliers to identify and remedy the root cause of non-compliance to improve the workplace environment.



Environmental Stewardship

We work to minimize our environmental footprint, in every step of the toy-making process. To ensure we are making improvements, we established metrics known as Sustainable Performance Indicators... **MORE**



Collaboration and Learning

We believe there is great value in sharing our best practices and learning what has worked for other leaders across different industries and sectors. By collaborating and discussing issues, we can work together... **MORE**

EXHIBIT C

Responsible Supply Chain Standards
Management Commitment

Principle

Supplier shall establish and maintain management systems that are related in scope to the content of Mattel's Responsible Supply Chain Standards. Management systems shall be designed to ensure compliance with applicable laws, regulations and Mattel's business partner requirements. When designed properly, these systems should identify and mitigate all related operational risks and facilitate corrective actions, establish preventative measures and ensure continuous improvement.

Standards

Corporate Commitment: Supplier shall establish formal policy statements that affirm its commitment to compliance with and continuous improvement of corporate labor, health, safety and environmental standards. Supplier shall ensure that these statements are posted in its facilities.

Legal and Customer Requirements: Supplier shall possess a clear process to identify, monitor and understand all applicable laws, regulations and customer requirements.

Management Accountability and Responsibility: Supplier shall identify company representatives responsible for ensuring implementation of the Responsible Supply Chain Standards-related management systems and associated programs.

Improvement Objectives: Supplier shall have written objectives, targets and implementation plans designed to improve its labor, health, safety and environmental performance. Supplier shall demonstrate that periodic assessments of Supplier's performance are conducted in order to achieve Responsible Supply Chain Standards objectives.

Risk Assessment and Risk Management: Supplier shall identify the environmental, health, safety and labor practice risks associated with its operations. Supplier shall determine the relative significance for each risk and implement appropriate procedural and physical measures to control the identified risks and manage regulatory requirements.

Communication: Supplier shall demonstrate a process for communicating clear and accurate information about Supplier and its performance, practices and expectations to management, workers and customers.

Audits and Assessments: Supplier shall conduct periodic self-evaluations to ensure conformity with legal and regulatory requirements, Responsible Supply Chain Standards requirements and customer contractual requirements related to labor, health, safety and environmental responsibility.

Corrective Action Process: Supplier shall demonstrate a process for timely correction of deficiencies identified by internal or external assessments, inspections or investigations.

Training: Supplier shall provide training to management and workers that aims to implement and reinforce Responsible Supply Chain Standards objectives.

Documentation and Records: Supplier is responsible for the creation and maintenance of records required for regulatory compliance and conformity to Responsible Supply Chain Standards objectives. Supplier shall ensure that records are managed with appropriate levels of confidentiality and privacy safeguards.

Worker Feedback and Participation: Supplier shall possess ongoing processes to assess management's and workers' understanding of the conditions covered by this Responsible Supply Chain Standards. Supplier shall obtain feedback from management and workers on such conditions in order to foster continuous improvement.

Responsible Supply Chain Standards Ethics

Principle

Mattel expects the highest standards of ethical conduct in business operations associated with product production and delivery. Supplier shall conduct business ethically and with integrity in its relationships, practices, sourcing and operations.

Standards

Business Integrity: Supplier shall not engage in corruption, extortion, embezzlement or bribery to obtain an unfair or improper advantage. Supplier shall abide by all applicable anti-corruption laws and regulations of the countries in which it operates, including the Foreign Corrupt Practices Act (FCPA) and applicable international anti-corruption conventions.

Responsible Sourcing of Minerals: Supplier shall perform due diligence on its entire supply chain in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. With respect to the sourcing of all tin, tantalum, tungsten and gold contained in its products, Supplier shall determine whether those metals directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses.

Supplier shall exercise due diligence in identifying the source and chain of custody of these minerals and make their due diligence measures available upon request. Supplier shall provide proper documentation and reports for annual reporting purposes.

Disclosure of Information: Supplier shall accurately record information and provide visibility into its operations, policies, processes and Responsible Supply Chain Standards-relevant records to Mattel or its designated third party. Supplier is required to disclose conditions that may be in conflict with any applicable laws or regulations and these Responsible Supply Chain Standards, without falsification or misrepresentation, to all appropriate parties.

Protection of Intellectual Property: Supplier shall respect intellectual property rights and safeguard any proprietary or confidential Mattel information Supplier has in its possession. Supplier shall manage technology and trade secrets in a manner that protects all Mattel intellectual property rights and contracts.

Whistle-blower Protection and Anonymous Complaints: Where permitted by law, Supplier shall provide an anonymous complaint mechanism for managers and workers to report workplace grievances. Supplier shall protect whistle-blower confidentiality and prohibit retaliation.

Community Engagement: Supplier is encouraged to help foster social and economic development and contribute to the sustainability of the communities in which it operates.

Responsible Supply Chain Standards
Labor Practices

Principle

Supplier shall commit to upholding the human rights of workers, to treat them with dignity and respect and to maintain humane working conditions within their supply chain. Special consideration shall be given to the rights of those most vulnerable to abusive labor practices, such as women, home workers, agency workers, contract, temporary and migrant workers.

Standards

Forced Labor: Supplier shall ensure all workers are providing services of their own free will. Forced, bonded, indentured and prison labor, slavery, human trafficking or physically abusive disciplinary practices shall not be tolerated. Suppliers shall not retain any form of government-issued worker identification as a condition of employment.

Child Labor: Supplier shall not employ or otherwise engage anyone who is either below the age of 15 or below the minimum age for completing compulsory education, or such age required by law. Workers below the age of 18 shall not be employed to work at night or with hazardous substances.

Juvenile and Student Workers: Supplier shall ensure that applicable legal regulations are followed in the employment of juvenile or student workers below the age of 18. Supplier shall perform adequate due diligence on identification records related to young workers and shall train these workers on safe job performance. These workers shall not be required to perform work that might jeopardize their health, safety or morals.

Wages and Benefits: Supplier shall compensate all workers with wages and benefits that meet or exceed minimum legal requirements or collective agreements, whichever are greater. Supplier shall compensate workers for overtime hours at the legal premium rate. Wage deductions shall not be used as a disciplinary measure.

Working Hours: Except in extraordinary business circumstances, Supplier shall not require workers to work more than 66 hours per week or more than the local legal requirement, whichever is fewer.

Supplier shall allow workers at least one day of rest within every 7-day period. Any overtime hours shall be consensual and limited to ensure productive and humane working conditions.

Anti-Harassment and Abuse: Supplier shall commit to a workplace free of harassment and abuse. Supplier shall not threaten or subject workers to harsh or inhumane treatment, including but not limited to verbal abuse, psychological abuse, mental and physical coercion and sexual harassment.

Anti-Discrimination: No workers shall be subject to any form of discrimination based on gender, race, ethnicity, religion, age, disability, sexual orientation, pregnancy, marital or parental status, nationality, political affiliation, trade union membership or any other status protected by law.

Freedom of Association: Supplier shall respect the rights of workers to associate, organize and bargain collectively in a lawful and peaceful manner without penalty or interference. Supplier shall provide open and anonymous mechanisms for workers to report grievances.

Responsible Supply Chain Standards
Worker Health & Safety

Principle

Supplier shall provide a safe and healthy workplace setting and take necessary steps to prevent accidents and injury arising out of or linked with Supplier operations and worker housing. Supplier shall detect, avoid and respond to potential risks to the safety and health of all workers.

Standards

Occupational Health, Safety, and Incident Management: Supplier shall identify, evaluate, and manage occupational health and safety hazards through a prioritized process of hazard elimination, engineering controls and/or administrative controls. Supplier shall implement proactive measures to protect workers against occupational injuries and illnesses, and shall respond with any necessary enhancements to those measures in the event of an incident. Supplier shall provide workers with job-related, appropriately maintained personal protective equipment and instruction on its proper use.

Fire and Emergency Prevention, Preparedness and Response: Supplier shall identify and assess potential emergency situations and develop, implement and maintain an emergency response plan to address each situation. Unobstructed aisles, exits and stairwells and an adequate number of clearly marked, unlocked exits shall be provided for effective and orderly evacuation in case of emergency.

Hazard Communication: Supplier shall ensure immediate access to the Material Safety Data Sheet (MSDS) for all hazardous chemicals, and ensure all affected workers receive hazard communication training. Supplier shall inventory and label all hazardous chemical containers appropriately and ensure proper storage, handling and disposal.

Industrial Hygiene: Supplier shall protect workers from exposures to chemicals via inhalation or skin exposures at levels that may cause health effects. Workstations and facilities shall have adequate ventilation and air circulation.

Construction Safety: Supplier shall protect workers from hazards associated with building design and construction or other factors that could weaken the structural integrity of the building. Proper permits shall be obtained and regular inspections conducted of Supplier's facilities.

Ergonomics: Supplier shall apply ergonomic principles to protect workers from the hazards of physically demanding tasks, including manual material handling, heavy lifting, prolonged standing and highly repetitive or forceful assembly tasks. Supplier shall reduce noise generated by the facility or equipment that has the potential to pose ongoing harm to the workers.

Housing and Canteens: Supplier shall provide workers with clean and safe housing and canteens. Facilities should have adequate ventilation and circulation. Potable water shall be readily accessible. Supplier shall provide clean and private toilet and bathing facilities and shall provide each worker with living and storage space that meets all minimum legal requirements.

Responsible Supply Chain Standards
Environmental Protection

Principle

Supplier shall commit to protecting our natural resources and reducing any negative impact to the environment across its operations, including air, water and waste. All required environmental permits and registrations are to be obtained, maintained and kept current, and all applicable operational and reporting requirements are to be followed.

Standards

Resource Reduction: Supplier shall limit energy, water and natural resource consumption by implementing conservation and substitution measures. Suppliers are responsible for managing, measuring and minimizing the impact of their facilities, and for maintaining all required permits and complying with applicable regulations.

Wastewater Management: Supplier shall identify, analyze, monitor, control and treat wastewater generated from operations prior to its discharge or disposal. Supplier shall prevent contamination of stormwater runoff and prevent illegal discharges.

Energy Management: Supplier shall quantify and manage all energy consumption that produces carbon emissions and strive to reduce consumption. Supplier shall set goals for energy management, measure progress and provide annual reports for disclosure requests.

Solid and Hazardous Waste Management: All waste materials and production by-products shall be disposed of in a legally and environmentally responsible manner. Supplier shall properly handle, separate, store, recycle, and/or dispose of hazardous and non-hazardous wastes in a manner that protects workers, contractors and the environment.

Air Emissions Management: Supplier shall identify, monitor, reduce, responsibly control and treat air emissions released from operations that pose a potential hazard to the environment. Supplier shall conduct routine monitoring of air emissions performance for comparison to permitted levels.

Chemical Management: Supplier shall properly handle, label, store and dispose of chemicals in a manner that protects workers, contractors and the environment. Records of hazardous materials disposition and written policies for the minimization shall be carefully maintained.